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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
   SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. --)*

                          Penthouse International, Inc.
                                (Name of Issuer)

                         Common Stock, $.0025 par value
                         (Title of Class of Securities)

                                    709640106
                                 (CUSIP Number)

                                  July 6, 2004
             (Date of Event Which Requires Filing of This Statement)

                            Arnold N. Bressler, Esq.
                      Milberg Weiss Bershad & Schulman LLP
                             One Pennsylvania Plaza
                       New York, NY 10119 - (212) 594-5300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.:  709640106

(1) Name of reporting person: Marc H. Bell

I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)

(a) [X] Marc H. Bell and Daniel C. Staton are members of NAFT Ventures I, LLC ("NAFT"), which is the sole member of PET Capital Partners LLC ("PET Capital"). Pursuant to a pledge agreement between PET Capital, through its agent Milberg Weiss Bershad Hynes & Lerach LLP (n/k/a Milberg Weiss Bershad & Schulman LLP) (the "pledgee"), and the Molina-Vector Investment Trust (the "pledgor"), PET Capital, through its agent, may acquire both voting power and investment power over 954,545,454 shares of the Common Stock of Penthouse International, Inc. ("Penthouse International" or the "Company") through the conversion of the pledged securities, consisting of 10,500,000 shares of the Penthouse International Series C Convertible Preferred Stock (the "Preferred Stock"). Messrs. Bell and Staton may be considered a group because they act as a partnership for the purpose of acquiring the Common Stock of the Company.


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(3) SEC use only

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(4) Source of funds (see instructions): OO -- see Item 5(a)-(b) of Schedule 13D.

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): N/A

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(6) Citizenship or place of organization: USA

--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

--------------------------------------------------------------------------------
(7) Sole Voting Power: N/A

--------------------------------------------------------------------------------
(8) Shared Voting Power: 954,545,454 shares of the Common Stock issuable upon the conversion of 10,500,000 shares of the Preferred Stock, which PET Capital (and thus Messrs. Bell and Staton), through its agent Milberg Weiss Bershad & Schulman LLP, will be authorized to convert upon first providing the Molina-Vector Investment Trust with no less than 10 days notice of PET Capital's intention to dispose of the Preferred Stock and then providing the





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Company with no less than 31 days notice of PET Capital's intention to convert the Preferred Stock into Common Stock.(1)

--------------------------------------------------------------------------------
(9) Sole Dispositive Power: N/A

--------------------------------------------------------------------------------
(10) Shared Dispositive Power: See row 8 above.

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: See row 8 above.

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11): 77.3%(2)

--------------------------------------------------------------------------------
(14) Type of Reporting Person (see instructions): IN



---------------------
(1) The Company's Fourth Amended and Restated Articles of Incorporation, adopted on April 21, 2004, provide for the 31-day notice period.

(2) Based on the Company's having 1,234,424,927 shares of Common Stock issued and outstanding. A recent Active Shareholder Report issued by the Company states that as of March 15, 2004, there were 279,879,473 shares of Common Stock outstanding. If 10,500,000 shares of the Series C Preferred Stock are converted into 954,545,454 shares of Common Stock, the Company will have 1,234,424,927 shares of Common Stock outstanding.






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CUSIP No.:  709640106

(1) Name of reporting person: Daniel C. Staton

I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)

(a) [X] Marc H. Bell and Daniel C. Staton are members of NAFT Ventures I, LLC ("NAFT"), which is the sole member of PET Capital Partners LLC ("PET Capital"). Pursuant to a pledge agreement between PET Capital, through its agent Milberg Weiss Bershad Hynes & Lerach LLP (n/k/a Milberg Weiss Bershad & Schulman LLP) (the "pledgee"), and the Molina-Vector Investment Trust (the "pledgor"), PET Capital, through its agent, may acquire both voting power and investment power over 954,545,454 shares of the Common Stock of Penthouse International, Inc. ("Penthouse International" or the "Company") through the conversion of the pledged securities, consisting of 10,500,000 shares of the Penthouse International Series C Convertible Preferred Stock (the "Preferred Stock"). Messrs. Bell and Staton may be considered a group because they act as a partnership for the purpose of acquiring the Common Stock of the Company.

(b) [ ]

--------------------------------------------------------------------------------
(3) SEC use only

--------------------------------------------------------------------------------
(4) Source of funds (see instructions): OO -- see Item 5(a)-(b) of Schedule 13D.

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): N/A

--------------------------------------------------------------------------------
(6) Citizenship or place of organization: USA

--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

--------------------------------------------------------------------------------
(7) Sole Voting Power: N/A

--------------------------------------------------------------------------------
(8) Shared Voting Power: 954,545,454 shares of the Common Stock issuable upon the conversion of 10,500,000 shares of the Preferred Stock, which PET Capital (and thus Messrs. Bell and Staton), through its agent Milberg Weiss Bershad & Schulman LLP, will be authorized to convert upon first providing the Molina-Vector Investment Trust with no less than 10 days notice of PET Capital's intention to dispose of the Series C Preferred Stock and then providing






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the Company with no less than 31 days notice of PET Capital's intention to convert the Preferred Stock into Common Stock.(3)

--------------------------------------------------------------------------------
(9) Sole Dispositive Power: N/A

--------------------------------------------------------------------------------
(10) Shared Dispositive Power: See row 8 above.

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: See row 8 above.

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11): 77.3%(4)

--------------------------------------------------------------------------------
(14) Type of Reporting Person (see instructions): IN







Item 1. Security and Issuer.

----------------------

(3) The Company's Fourth Amended and Restated Articles of Incorporation, adopted on April 21, 2004, provide for the 31-day notice period.

(4) Based on the Company's having 1,234,424,927 shares of Common Stock issued and outstanding. A recent Active Shareholder Report issued by the Company states that as of March 15, 2004, there were 279,879,473 shares of Common Stock outstanding. If 10,500,000 shares of the Series C Preferred Stock are converted into 954,545,454 shares of Common Stock, the Company will have 1,234,424,927 shares of Common Stock outstanding.





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     The Reporting Persons are making this statement in reference to shares of
Common Stock, par value $.0025 per share, of Penthouse International, Inc., a Florida corporation. The address of the Company's principal executive offices is 2 Pennsylvania Plaza, New York, New York 10001.

Item 2. Identity and Background.

        (a) Names:          Marc H. Bell and Daniel C. Staton

        (b) Residence or business address:

                            Marc H. Bell
                            NAFT Ventures I LLC
                            6800 Broken Sound Parkway
                            Suite 2001
                            Boca Raton, FL 33487

                            Daniel C. Staton
                            NAFT Ventures I LLC
                            6800 Broken Sound Parkway
                            Suite 2001
                            Boca Raton, FL 33487


         (c) Marc H. Bell is the Managing Member of NAFT Ventures I LLC, a Delaware limited liability company that was formed to own, manage or otherwise deal with interests in securities, personal property or real property. NAFT Ventures I LLC's address is 6800 Broken Sound Parkway, Suite 2001, Boca Raton, FL 33487. Mr. Bell is also a Managing Director of Marc Bell Capital Partners LLC, located at 6800 Broken Sound Parkway, Suite 2001, Boca Raton, FL 33487. Marc Bell Capital Partners invests in distressed assets, real estate, media and entertainment.

         Daniel C. Staton is a member of NAFT Ventures I LLC. He is also a Managing Director of Marc Bell Capital Partners. Mr. Staton is also President and Managing General Partner of The Walnut Group; his office is located at 312 Walnut Street, Suite 1151, Cincinnati, Ohio 45202. The Walnut Group makes capital investments across a broad range of industry sectors and facilitates transactions throughout North America. In addition, Mr. Staton currently serves on the Board of Directors of Public Storage, Inc., whose headquarters are located at 701 Western Avenue, Glendale, CA 91201. Public Storage, Inc. manages self-service storage spaces within the United States.

         (d) During the last five years, neither Mr. Bell nor Mr. Staton has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

         (e) During the last five years, neither Mr. Bell nor Mr. Staton has been a party to a civil proceeding of a judicial or administrative body subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.





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         (f) Messrs. Bell and Staton are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         Marc H. Bell:  Other (OO) -- see Item 5(a)-(b);
         Daniel C. Staton:  Other (OO) -- see Item 5(a)-(b).

Item 4. Purpose of Transaction.

See Item 5(a)-(b).

Item 5. Interests in Securities of the Issuer.(5)

         (a) - (b) Marc H. Bell and Daniel C. Staton (as members of NAFT Ventures I LLC), acting on behalf of PET Capital Partners LLC, entered into a pledge agreement, dated April 15, 2004, by which Milberg Weiss Bershad Hynes & Lerach LLP (n/k/a Milberg Weiss Bershad & Schulman LLP), as agent for PET Capital, became the pledgee of 10,500,000 of Penthouse International Series C Convertible Preferred Stock pledged by the Molina-Vector Investment Trust. Under that agreement, the Molina-Vector Investment Trust unconditionally and irrevocably guarantees the obligations of Dr. Luis Enrique Molina Galeana under certain promissory notes of Dr. Molina that are payable to the order of several obligees, including PET Capital. The pledge agreement provides that in the event of default by Dr. Molina on payment of his obligations under the notes, the pledgee, acting as agent for PET Capital, is entitled, upon providing the Molina-Vector Investment Trust and its counsel with no less than 10 days prior written notice, to dispose of any or all of the pledged securities.

         Dr. Molina failed to make an interest payment on the notes that was due on June 30, 2004; as a result, a default occurred on July 6, 2004 (there was a 5-day grace period). As of that date, NAFT Ventures I LLC -- the sole Member of PET Capital Partners, for whom the pledgee acted as agent -- had the right to dispose of the pledged Preferred Stock upon giving the requisite notice to the Molina-Vector Investment Trust and its counsel. Upon fulfilling such notice requirement, Messrs. Bell and Staton would become the holders of the pledged Preferred Stock. The Company's Fourth Amended and Restated Articles of Incorporation provide that prior to converting Series C Preferred Stock into shares of Common Stock, the holders of the Preferred Stock must give the Company no less than 31 days written notice of their intention to do so. Upon compliance with that notice requirement, The holder of the Preferred Stock would have the right to convert the Preferred Stock to Common Stock.

         Consequently, Messrs. Bell and Staton may acquire beneficial ownership of the 954,545,454 shares of Common Stock into which the pledged Preferred Stock could be converted.



-------------------

(5) A recent Active Shareholder Report issued by the Company states that as of March 15, 2004, there were 279,879,473 shares of Common Stock outstanding. If Messrs. Bell and Staton convert 10,500,000 shares of the Preferred Stock into Common Stock, the Company will have 1,234,424,927 shares of Common Stock outstanding.






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         (c) N/A

         (d) N/A

         (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 5(a)-(b).


Item 7. Materials to be Filed as Exhibits.

     Exhibit 99 Agreement of Joint Filing.







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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 17, 2004


                                       /s/ Marc H. Bell
                                       ------------------------------------
                                       Marc H. Bell


                                       /s/ Daniel C. Staton
                                       ------------------------------------
                                       Daniel C. Staton